FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
7, Fragoklisias Street, 2nd Floor
Maroussi 15125
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”), dated November 17, 2008, Star Bulk Announces Cash and Stock Dividend Totaling $0.36 per Share for the Quarter Ended September 30, 2008

STAR BULK ANNOUNCES CASH AND STOCK DIVIDEND

TOTALLING $0.36 PER SHARE

FOR THE QUARTER ENDED SEPTEMBER 30, 2008

Athens, Greece, November 17, 2008 - Star Bulk Carriers Corp. (the “Company”) (NASDAQ:SBLK) announced today that its Board of Directors declared a cash and stock dividend on its common stock totalling $0.36 per common share for the quarter ended September 30, 2008.  The dividend payment consists of a cash portion in the amount of $0.18 per share with the remaining half of the dividend payable in the form of newly issued common shares.  The amount of newly issued shares will be based on the volume weighted average price of Star Bulk’s shares on the NASDAQ Global Market during the five trading days before the ex-dividend date or November 25, 2008.  The dividend will be payable on or about December 1, 2008 to stockholders of record on November 28, 2008.

The Company also announced that management and directors who currently hold approximately 10.3 million of the Company’s common shares have committed to reinvest the cash portion of their dividend into newly issued shares in a private placement at the same weighted average price, thereby electing to effectively receive the full amount of their dividend in the form of newly issued shares.

Akis Tsirigakis, President and CEO of Star Bulk, commented: "The nominal increase of this quarterly dividend by $0.01 from the previous quarter aims to convey our continued belief in the financial health of our company. At present share price levels, our annualized dividend yield would exceed 40% and the cash portion alone represents a yield that would exceed 20% at these levels.

In the current turbulent economic environment, we are pleased to announce our innovative approach of rewarding our shareholders while seeking to properly position our company for the longer term. By paying a portion of this quarterly dividend in the form of newly issued shares, we have limited the cash outlay to approximately $8 million and conserved $11.6 million of cash. Further, we believe that the effect of the additional number of shares is not materially dilutive to our current shareholders and its future effect will be mitigated once the Company’s recent re-purchases of shares are taken into account.

In addition, the fact that management and directors have opted to reinvest the cash portion of their dividend and thereby re-injecting that cash back into the Company is a testament to our and their belief in the long-term potential for our Company.

We are closely monitoring developments in the world financial and shipping markets and we will determine future quarterly dividend payments in the context of the prevailing market conditions at the time we make those determinations. Star Bulk’s management is committed to its efforts of enhancing shareholder value for the longer term and we believe that our Company is well positioned to weather the current difficult market environment.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize and eight Supramax dry bulk vessels with an average age of approximately 9 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:
George Syllantavos

CFO
Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated November 17, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President